UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.   Name and Address of Reporting Person:

                    Barakett,  Timothy R.
                    c/o Atticus Capital L.L.C.
                    590 Madison Avenue, 32nd Floor
                    New York, NY 10022

2.   Date of Event Requiring Statement (Month/Day/Year)

                  3/10/1999

3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary):



4.   Issuer Name and Ticker or Trading Symbol:

                  Unique Casual Restaurants, Inc. (UNIQ)

5.   Relationship of Reporting Persons(s) to Issuer:

                   X   Director
                       Officer (give title below)
                   X   10% Owner
                       Other (specify below)

6.   If Amendment, Date of Original (Month/Day/Year)



7.   Individual or Joint/Group Filing (Check Applicable Line)

                   X  Form filed by One Reporting Person
                      Form filed by More than One Reporting Person


             Table I - Non-Derivative Securities Beneficially Owned

1.   Title of Security

                  Common  Stock, par value $.01 per share  ("Common Stock")

2.   Amount of Securities Beneficially Owned

                  1,908,506

3.   Ownership Form:  Direct (D) or Indirect (I)

                  I

4.   Nature of Indirect Beneficial Ownership

                  See Note 1.


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     Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security


2.   Date Exercisable and Expiration Date (Month/Day/Year)

         Date Exercisable


         Expiration Date


3.   Title and Amount of Securities Underlying Derivative Security

         Title


         Amount or Number of Shares


4.   Conversion or Exercise Price of Derivative Security


5.   Ownership Form of Derivative Security:  Direct (D) or Indirect (I)


6.   Nature of Indirect Beneficial Ownership


Explanation of Responses:

Note 1:   The Reporting Person is (1) the Managing Member of Atticus
          Holdings, LLC that serves as the General Partner of Atticus Partners, L.P., which beneficially owns 418,050 shares of Common Stock, and Atticus Qualified Partners, L.P., which beneficially owns 607,450 shares of Common Stock.; (2) the President of Atticus Management, Ltd. that serves as the manager of Atticus International, Ltd., which beneficially owns 551,556 shares of Common Stock; and (3) the Managing Member of Atticus Capital, L.L.C., which has investment discretion over certain managed accounts that collectively beneficially own 331,450 shares of Common Stock.







                                                 /s/ Timothy R. Barakett
                                                --------------------------
                                                Signature of Reporting Person


                                                      March 18, 1999
                                                --------------------------
                                                           Date